UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
Commission File No. 000-51305
HERITAGEBANK OF THE SOUTH
401(K) PLAN
(Full title of the plan)
HERITAGE FINANCIAL GROUP
(Name of issuer of the securities held pursuant to the plan)
721 North Westover Boulevard
Albany, Georgia 31707
(Address of the plan and address of issuer’s principal executive offices)

HERITAGEBANK OF THE SOUTH
401(K) PLAN
FINANCIAL REPORT
DECEMBER 31, 2007

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4-8

SUPPLEMENTARY INFORMATION

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	9
Ex-23 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator
HeritageBank of the South 401(k) Plan
Albany, Georgia
     We have audited the accompanying statements of net assets available for benefits of HeritageBank of the South 401(k) Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of HeritageBank of the South 401(k) Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
     Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Mauldin & Jenkins LLC
Albany, Georgia
June 23, 2008

HERITAGEBANK OF THE SOUTH
401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS
Investments:
Mutual funds and collective trusts, at fair value	$1,889,757	$1,582,593
Investments in sponsor’s parent company common stock, at fair value	689,415	1,105,961
Loans to participants	6,675	14,039
Cash and cash equivalents	63,636	54,981

	2,649,483	2,757,574

Receivables:
Employer contributions	1,145	305

	1,145	305

Total assets	2,650,628	2,757,879

LIABILITIES
Other liabilities	23,986	1,240

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,626,642	2,756,639

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contract	81	2,803

NET ASSETS AVAILABLE FOR BENEFITS AT CONTRACT VALUE	$2,626,723	$2,759,442

See Notes to Financial Statements.

HERITAGEBANK OF THE SOUTH
401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2007

Additions to net assets attributed to:
Investment income
Net depreciation in fair value of investments (Note 6)	$(343,004)
Interest and dividends	109,636

(233,368)

Employer contributions	87,788
Participant contributions	411,954

499,742

266,374

Deductions from net assets attributed to:
Benefits paid to participants	388,937
Administrative expenses	10,156

399,093

Net decrease	(132,719)

Net assets available for benefits:
Beginning of year	2,759,442

End of year	$2,626,723

See Notes to Financial Statements.

HERITAGEBANK OF THE SOUTH 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1. PLAN DESCRIPTION
Effective January 1, 2006, the Heritage Bank of the South Employees’ Savings & Profit Sharing Plan and Trust adopted a new non-standardized form of a prototype plan and changed the name of the Plan to HeritageBank of the South 401k Plan (the Plan). The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan established for the benefit of the employees of Heritage Bank of the South (the Bank). The Bank is a wholly-owned subsidiary of Heritage Financial Group (the Company). The Plan is intended to satisfy all of the requirements for a qualified retirement plan under the appropriate provisions of the Internal Revenue Code (IRC) and similar state tax laws. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Eligibility
Prior to July 1, 2006, employees of the Bank who had reached age 20 and completed 3 months of service were eligible to participate in the Plan on the first day of the month following or coinciding with completion of the eligibility requirements. Effective July 1, 2006, employees are eligible to make 401(k) deferrals upon the latter of their hire date or the date that they attain age 21. In order to be eligible to receive employer matching contributions, employees must have attained age 21 and completed a year of service, as defined in the Plan. After completion of these requirements, an employee becomes eligible to share in employer matching contributions as of the January 1 or July 1 following or coinciding with attainment of these requirements.
Contributions
Each year, participants may make salary deferral contributions in any percentage from 1% to 75% of pretax annual compensation, as defined in the Plan. The Bank makes a discretionary matching contribution of 50% of participants’ deferrals up to 4% of the participants’ compensation. In addition, the Bank may also make discretionary profit sharing Plan contributions. Participants may roll over amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions to selected investments as made available and determined by the Plan Administrator. Participants may change their investment options any time throughout the year via password protected internet access.
Participant accounts
Each participant’s account is credited with the participant’s contribution and the Bank’s matching contribution. Plan earnings are allocated based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested accounts.

NOTES TO FINANCIAL STATEMENTS
NOTE 1. PLAN DESCRIPTION (Continued)
Vesting
Participants are immediately vested in their salary deferral contributions plus actual earnings thereon. The portion of the participants’ accounts attributable to the Bank’s matching and discretionary contributions become 20% vested after one year of credited service as defined and continues to vest at the rate of 20% for each successive year of service until 100% vested after five years of service.
Loans to participants
Prior to July 1, 2006, participants could borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 of 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates comparable to rates then in effect at a major banking institution. Loan terms range from one to five years, or longer for the purchase of a primary residence. Principal and interest are paid ratably through monthly payroll deductions. The Plan adopted new prototype plan provisions as of January 1, 2006 which do not provide for participant loans. The loans originated prior to this date will continue under original terms.
Forfeitures
At December 31, 2007 and 2006, forfeited nonvested accounts totaled $1,064 and $4,493, respectively. The forfeited nonvested accounts will be used to reduce employer-matching contributions and to cover costs of administration of the Plan. Any excess forfeitures shall be allocated to remaining participants’ accounts.
Payment of benefits
Upon termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum payment amount equal to the value of the participant’s vested interest in his or her account, or installment payments no less frequent than annually. Withdrawals prior to termination of service are permitted under certain circumstances as defined by the Plan.
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
The Plan’s significant accounting policies are as follows:
Basis of accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.
Use of estimates
The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)
Benefit responsive investment contracts
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investments Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trusts. As required by the FSP, the Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006 present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Investment valuation and income recognition
Investments in loans to participants are reported at cost which approximates fair value. The common stock of the Company is valued at fair value, as determined by quoted market prices. Investments in common trust funds (“funds”) are stated at estimated fair values, which have been determined by the bank sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. Shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market price of the fund which represents the net asset value of the shares held by the fund at year end.
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date.
Payment of benefits
Benefits are recorded when paid.
Recent accounting pronouncements
In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. The measurement and disclosure requirements of SFAS No. 157 related to financial assets and financial liabilities are effective for the Plan beginning in 2008. The resulting fair values calculated under SFAS No. 157 after adoption may be different than the fair values that would have been calculated under previous guidance. The Plan is currently evaluating the impact that the adoption of SFAS No. 157 will have on the Plan’s financial statements.

NOTES TO FINANCIAL STATEMENTS
NOTE 3. ADMINISTRATIVE EXPENSES
Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Bank. Certain brokerage and processing expenses are paid to the trustee and recordkeeper from the Plan.
NOTE 4. INVESTMENTS
The fair value of individual assets that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006 are as follows:

Fair Value
2007:
Mutual Funds — Equity
Columbia Funds ACORN Fund CL A	$255,932
American AFS Fundamental Investors R 2	267,618
American FDS Growth FD AMERI CL R 2	251,767
John Hancock Classic Value	159,357
American Europacific Growth Fund R 2	179,266
Putnam Asset Allocation Balanced Portfolio	141,938
Collective Trust Funds
MetLife Stable Value	294,087
Heritage Financial Group common stock, 61,372 shares	689,415

2006:
Mutual Funds — Equity
Columbia Funds ACORN Fund CL A	$236,831
American AFS Fundamental Investors R 2	234,438
American FDS Growth FD AMERI CL R 2	208,495
John Hancock Classic Value	168,164
Collective Trust Funds
MetLife Stable Value	249,593
Heritage Financial Group common stock, 66,424 shares	1,105,961

NOTES TO FINANCIAL STATEMENTS
NOTE 4. INVESTMENTS (Continued)
During the year ended December 31, 2007, the Plan’s investments depreciated in fair value as follows:

Fair value as determined by quoted market value:
Collective trust funds and mutual funds	$11,795
Heritage Financial Group common stock	(354,799)

$(343,004)

NOTE 5. RELATED PARTY TRANSACTIONS
Recordkeeping fees in the amount of $10,156 were paid to Daily Access during the year ended 2007. Additionally, at December 31, 2007 and 2006, the Plan had participant directed investments of $689,415 and $1,105,961, respectively, in the Plan Sponsor’s parent company common stock. Dividends received by the Plan on the Plan Sponsor’s stock were $15,146 in 2007.
NOTE 6. PLAN TERMINATION
Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their entire account.
NOTE 7. TAX STATUS
Effective January 1, 2006 the Plan adopted a non-standardized form of a prototype plan sponsored by Wright Retirement Services, LLC. The prototype plan has received an opinion letter from the Internal Revenue Service as to the prototype plan’s qualified status. The prototype plan opinion letter has been relied upon by the Plan. The Plan Administrator believes the Plan is designed and being operated in compliance with the applicable requirements of the IRC.
NOTE 8. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

HERITAGEBANK OF THE SOUTH
401(K) PLAN
SUPPLEMENTARY INFORMATION
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

	Description of Investment
	Including Maturity Date,
	Rate of Interest, Collateral	Cost of	Current
	Par or Maturity Value	Acquisition	Value

Mutual Funds — Equity
American Funds AM Cap R 2	Mutual Fund (4,079.05 units)	$76,009	$80,235
Columbia Acorn — A	Mutual Fund (8,864.98 units)	250,474	255,932
Davis Real Estate — A	Mutual Fund (852.56 units)	36,022	26,003
American EuroPacific R-2	Mutual Fund (3,609.87 units)	161,879	179,266
American Fundamental Investors R 2	Mutual Fund (6,326.66 units)	240,955	267,618
American Growth R 2	Mutual Fund (7,576.50 units)	235,932	251,767
John Hancock Classic Value — A	Mutual Fund (7,401.63 units)	187,912	159,357
Putnam Asset Allocation Conservative — A	Mutual Fund (403.69 units)	3,934	3,920
Putnam Asset Allocation Growth R	Mutual Fund (5,096.56 units)	71,692	72,524
Putnam Asset Allocation Balance	Mutual Fund (11,520.93 units)	134,110	141,938
Seligman Global Emerging Markets Fund	Mutual Fund (2,703.57 units)	37,240	41,365
Mutual Funds — Fixed Income
American High Income Trust R 2	Mutual Fund (3,092.91 units)	37,727	36,682
American Bond Fund of America R 2	Mutual Fund (5,985.77 units)	78,267	78,174
Government Bond Fund	Mutual Fund (158.81 units)	877	889
Collective Trust Fund
MetLife GIC 25053	Common/Collective Trust (2,392.58 units)	279,438	294,087

Total Investments at fair value		1,832,468	1,889,757

PLAN SPONSOR’S PARENT COMPANY COMMON STOCK
*Heritage Financial Group	Common Stock (61,372 shares)	812,164	689,415

LOANS
Loan Fund	7.00% - 8.00%	6,675	6,675

CASH AND CASH EQUIVALENTS		63,636	63,636

		$2,714,943	$2,649,483

*	Represents a party-in-interest

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

HERITAGEBANK OF THE SOUTH 401(k) PLAN
By:	/s/ T. Heath Fountain
T. Heath Fountain
Chief Financial Officer

Date: June 30, 2008